UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of February 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

VEOLIA ENVIRONMENTAL SERVICES DELIVERS A NEW PFI WITH SUCCESS IN
SOUTHWARK, UNITED KINGDOM

Announcement strengthens Veolia Environmental Services’ position as the leading private operator in the UK waste management market and in Private Finance Initiative1 (PFI)

contracts for waste services

Paris, February 13, 2008. UK waste management market leader, Veolia Environmental Services (UK) Plc, has delivered a new 25 years PFI1 with success in Southwark (London) following its appointment by the Shropshire Waste Partnership four months ago. The contract represents cumulative total revenues for Veolia Environmental Services (UK) of almost 900 million euros. It targets an ambitious 50% recycling rate for an inner London borough by 2021.

The company’s fully integrated strategy combines minimisation, collection, reception, transfer, recycling, composting, and pre-treatment and disposal. PFI funding of €46,3million was secured by Southwark Council for the contract in January 2005.

Denis Gasquet, CEO Veolia Environmental Services, stated: "This announcement underlines our capacity to win major PFI contracts in the UK where new regulations focus on recycling and the reduction of landfilling".

Denis Gasquet added: “We are excited at the prospect of delivering a sustainable and importantly an integrated model for urban waste management with new facilities and new technology in the form of Mechanical Biological Treatment (MBT) and an innovative approach to waste minimisation and education. The decision also strengthens our position in central London where we already operate major contracts including Brent, Camden, Lambeth, Tower Hamlets and Westminster.”

In addition to the collection of municipal solid waste, the proposal includes a new state of the art waste and recycling site on the Old Kent Road. This incorporates a municipal depot, Materials Recovery Facility (MRF) with a capacity of 85,000tpa, Household Waste Recycling and Recovery Centre (HWRRC) and MBT plant with a capacity of 87,500tpa. Waste-derived fuel from the MBT process will initially be sent to the South East London Combined Heat and Power Facility (SELCHP) which is also operated by Veolia Environmental Services.

The site will also include an education centre as part of an innovative partnership with London Remade that emphasises working closely with residents and schools to promote the reduction, re-use, recycling and recovery of materials.

Further information can be obtained by visiting the website: www.veolia.co.uk

1 Private Finance Initiative (PFI): this fairly recent method was developed by the UK government in consultation with interested parties. PFI allows a great deal of flexibility in contractual arrangement between public and private partners, based on the principle that the private partner takes on a major share of the risks and responsibilities.

Veolia Environmental Services, the division of Veolia Environnement in charge of waste management business, is the only provider of a full range of services for hazardous and non-hazardous solid and liquid waste all over the world. The company provides waste management and logistics services (collection, pipe systems maintenance, cleaning, waste flow management), as well as materials recovery and recycling. Veolia Environmental Services generated revenue of €9.2 billion in 2007. www.veoliaes.com

Veolia Environnement is world leader in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €32.6 billion in 2007. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 13, 2008

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary